MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street Vancouver, B.C.
V6B 2X6

February 15, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

PRIVATE PLACEMENT CLOSES
CORPORATE UPDATE

The Company wishes to announce that it has closed the private placement of 2,900,000 units at a price of $0.70 per unit, for gross proceeds of $2,030,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant is exercisable for a period of two years at a price of $0.90 to February 10, 2007. Securities issued pursuant to this private placement are subject to a four month hold period expiring June 10, 2005. Miranda Gold Corp. now has 26,209,760 shares issued and outstanding and approximately $3,600,000 in its treasury.

Miranda Gold Corp. is a gold exploration company focused on discovering new gold systems in the Eureka-Battle Mountain and Cortez gold belts of north-central Nevada. The year 2004 was a pivotal year in the Company’s growth. Early in the year, a technical team was assembled to lead the company’s Nevada exploration efforts. Joe Hebert was hired as Vice President of Exploration to organize and focus the company’s activities. Prior to joining Miranda, Mr. Hebert was the senior generative geologist for the Cortez Joint Venture (Placer Dome-Kennecott).

Mr. Hebert’s insights and knowledge into the controls of large-scale Carlin-style gold deposits in Nevada have allowed Miranda to fast track its exploration activities in the Eureka-Battle Mountain and Cortez gold trends. As a result of the generative skills of Miranda’s technical team, the company was able to acquire nine projects in the Cortez Trend area. Today, Miranda holds one of the most significant property positions (963 claims covering 19,905 acres or approximately 31 square miles) in what is considered to be the most exciting exploration area in Nevada.

The Cortez Joint Venture made the announcement of the world class 8+ million-ounce Cortez Hills gold discovery. These projects in the Eureka-Battle Mountain and Cortez gold trends are complimented by an additional four projects that are centered on high-grade epithermal and mesothermal gold veins.

The company was also successful in implementing its joint venture business model. During the course of 2004, the company announced the signing of three joint ventures with major mining companies and two joint ventures with junior mining companies. These included Newcrest Resources Inc. on the Redlich Project, Newmont Mining Corporation on the Red Canyon Project, Placer Dome U.S. Inc. on the Red Hill Project, Lincoln Gold Corp. on the Hercules Project and Golden Aria Corp. on the Coal Canyon Project. In 2004, joint venture partners spent approximately

US $300,000 exploring Miranda properties. In addition, the partners made payments to Miranda that covered the majority of all of the Company’s property holding costs. Exploration drilling on the Company’s Redlich project intersected both narrow high-grade (5 feet of 1.35 oz Au/ton) and thick low-grade (190 feet of 0.02 oz Au/ton) gold mineralization.

On the business development front, the company is now listed on the TSX Venture Exchange under the Symbol “MAD”, the Frankfurt Exchange under the Symbol “MRG”, and quoted in the United States on the OTC – Bulletin Board under the symbol “MRDDF”. The company enjoyed good liquidity and saw a steady rise in share price throughout the year. This allowed $1,665,640 to come into the treasury as the result of warrants being exercised. The company’s treasury can sustain present exploration expenditures for the next three years.

2005 should be a very active year for Miranda and its shareholders. With the current joint ventures in place, the company will benefit from approximately $700,000 in work commitments on four projects and payments into the treasury of $110,000. Newcrest has already submitted a permit to allow for 20 additional drill holes on the Redlich project. Drill programs are also anticipated on the Red Canyon (Newmont) and Red Hill (Placer Dome) projects. The company continues to discuss possible joint ventures on its remaining projects with a number of companies while at the same time aggressively pursuing new ideas and properties.

The Company announces that at the Company’s annual general meeting held February 7, 2005 shareholders approved increasing the number of shares reserved for issuance under the Company's existing Stock Option Plan by an additional 1,830,625 shares.

Management wants to thank all of our shareholders for their support and we look forward to working towards future discoveries. For more information on Miranda’s corporate structure and property portfolio please visit our web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

SAFE HARBOUR STATEMENT

This news release may include forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, the Company’s analysis of opportunities in the acquisition and development of various mining project interests and certain other matters. These statements are made under the “Safe Harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties which could cause actual results to differ materially from those in the forward looking statements contained herein. Forward-looking statements involve risks and uncertainties. Words such as "will," "anticipates," "believes," "plans," "goal," "expects," "future," "intends" and similar expressions are used to identify these forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in this press release. Such risks include, but are not limited to terrorist activities that may affect our business or the economy in general; lack of success in mining activities; the prices of metals and gemstones; lack of funds to conduct mining activities; increase in costs of production, and similar risks. For further information about the Company, please refer to its materials filed with the Securities and Exchange Commission and available on the SEC website at www.sec.gov.